

September 17, 2010

Mr. Robert Davis
Chief Financial Officer
Cycle Country Accessories Corp.
1701 38th Ave W.
Spencer, Iowa 51301

> **Re: Cycle Country Accessories Corp.**
> **Form 10-K for the Year Ended September 30, 2009**
> **File No. 001-31715**

Dear Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Cost of Goods Sold, page 17
1. We note your discussion of gross profit indicates that reduction in gross profit as a percent of revenue resulted in higher unabsorbed costs in our manufacturing plants, which were expensed during the period; however, your discussion of cost of goods sold, the only visible expense component of gross profit on the face of your income statement, appears to only address production efficiencies and aggressive material and parts purchasing strategies as sources of *decreases* in cost of goods sold. Please revise your discussion of cost of goods sold to include a discussion of material changes of all costs included in this category. You

should specifically identify the items included as cost of goods sold, the period to period dollar value change, and the facts and circumstances surrounding these changes. Consider tabular format for clarity.

Liquidity and Capital Resources, page 18

2. We note that, as of September 30, 2009, your operating cash flow and net loss positions have continued to deteriorate. Please tell us in your response how your auditors determined that no "going concern" opinion was required as of September 30, 2009.

3. Further, we note that, through June 30, 2010, you have continued to incur operating and net losses. Also, it appears that availability under your existing lines of credit were at or near capacity as of the date of issuance of such Form 10-Q. Given the continued operating and net losses, please expand your discussion in your next Form 10-K and in subsequent Forms 10-Q to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity's Continued Existence. Additional detail should be provided to show that over the next twelve months management is confident that sufficient working capital can be obtained. Please provide additional detail including but not limited to the following:
   - Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
   - Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
   - Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.
   - A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations, including availability under existing credit facilities, individually and in the aggregate, as of the latest balance date.
   - Management's plans (including relevant prospective financial information).

Financial Statements

Accountants' Report, page F-2

4. As your accountant has elected to place reliance on the work of your former accountants and has made reference to them in the accountants' report, the separate report of the other accountants for the year ended September 30, 2008 must be filed as well. Please amend your document to include this report. Refer to Article 2-05 of Regulation S-X for guidance.

Consolidated Statement of Cash Flows, page F-7

5. Please tell us the facts and circumstances surrounding the $436,636 of "Disbursements of property and equipment" as presented in financing cash flows. Please also tell us how this

line item relates to "Disbursements in excess of bank balance" in liabilities as of September 30, 2009 as presented on your consolidated balance sheets on page F-4.

6. Please revise your captions to appropriately identify whether cash has been used in or provided by different activities. For example, you currently identify your operating cash flow as cash used in operating activities; however it appears fiscal 2009 had cash provided by operating activities whereas fiscal 2008 used cash in operating activities, and therefore such caption should read "Cash provided by/(used in) operating activities."

Note 13 – Segment Information, page F-22

7. It appears the caption "Operating Profit by Segment" in your tabular disclosure here reconciles to Gross Profit and is intended to represent gross profit by segment. If our understanding is correct, please revise the nomenclature in your table appropriately as your current caption is confusing.

Form 10-Q for the Period Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overall Results of Operations

Cost of Goods Sold, page 26

8. Please tell us and revise your disclosure in this section to discuss the facts and circumstances surrounding the substantial decrease in factory overhead. To the extent that the decrease in overhead is related to the 2009 inventory adjustment, please tell us why this adjustment, which appears to be allocable to individual segments, was applied to factory overhead which does not appear to be considered in your segment gross margin.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief